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                           January 7, 2022

       Orlando Hernandez
       Chief Executive Officer
       Victory Marine Holdings Corporation
       555 NE 34th Street, Suite 1207
       Miami, Florida 33137

                                                        Re: Victory Marine
Holdings Corporation
                                                            Offering Statement
on Form 1-A Post-qualification Amendment No. 1
                                                            Filed January 4,
2022
                                                            File No. 024-11525

       Dear Mr. Hernandez:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Scott
Anderegg at 202-551-3342 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services